Exhibit 99.2

2015 Full Year Results Ended December 31, 2015 March 17, 2016

3/17/2016 2 Agenda Marco Sala, CEO, International Game Technology PLC Strategic Update 1 Alberto Fornaro, CFO, International Game Technology PLC Q4’15 & FY’15 Results 2 Q&A 3

3/17/2016 3 Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that that the businesses of International Game Technology and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; the possibility that the Company will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that IGT may not obtain its anticipated financial results in one or more future periods; unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the company operates; the Company’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; the Company’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and the company's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect IGT's business, including those described in IGT's annual report on Form 20-F for the financial year ended December 31, 2014 and other documents filed from time to time with the Securities and Exchange Commission (the "SEC"), which are available on the SEC website at www.sec.gov and on the investor relations section of IGT’s website at www.IGT.com. Except as required under applicable law, IGT does not assume any obligation to update the forward-looking statements. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation.

3/17/2016 4 Comparability of Results All figures in this presentation are prepared under U.S. GAAP, unless noted otherwise. As a result of the combination of GTECH S.p.A. (“GTECH”) and International Game Technology (“legacy IGT”), which was completed on April 7, 2015, a number of items affect the comparability of reported results. Reported financial information for the fourth quarter of 2015 includes the results of operations of IGT for the entire period, while reported financial information for the fourth quarter of 2014 includes only GTECH operations. Reported financial information for the full year 2015 period includes IGT for the second, third, and fourth quarters and only GTECH operations in the first quarter, while the reported full year 2014 figures are for GTECH only. Pro forma figures represent the combined results of both companies. Adjusted figures exclude the impact of purchase price amortization, impairment charges, restructuring expense, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable GAAP measures are included in the appendix to this presentation. Reported 2015 results were adversely affected by the strengthening of the U.S. dollar compared to the euro; the daily average U.S. dollar to euro foreign exchange rate was 1.10 in the fourth quarter of 2015 compared to 1.25 in the fourth quarter of 2014, and was 1.11 for the full year 2015 period compared to 1.33 in 2014. Constant currency changes for 2015 are calculated using the same foreign exchange rates as the corresponding 2014 period. Management believes that referring to certain pro forma, constant currency, or adjusted measures is a more useful way to evaluate the Company’s underlying performance.

STRATEGIC UPDATE

3/17/2016 6 Strategic Update Results at high-end of expectations Solid profitability, over-delivered on synergies Strong free cash flow generation, disciplined capital management, and debt reduction A year of important milestones Industry leadership established Integration achieved Lottery operations growing worldwide Fueled by innovation and wins/extensions Italian Lotto wagers surpassed €7 billion Gaming turnaround on track Installed base stabilizing North American replacement unit demand steady

3/17/2016 7 Strategic Update Our mission is to be the global innovation leader, driving customer and player demand, and defining the future of gaming Five areas of strategic focus Grow Lottery worldwide Gain Gaming market share Expand Social & Interactive Protect Italian positions Grow profits, achieve full synergies, generate cash This image cannot currently be displayed.

2015 FOURTH QUARTER FINANCIAL RESULTS

3/17/2016 9 Revenue Adjusted Operating Income Q4’15 Financial Highlights (Pro Forma) Adjusted EBITDA Diluted EPS $ M except EPS +5% +8% +17% Notes: 1.) As adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) 2.) $/€ FX daily average: 1.10 in Q4’15; 1.25 in Q4’14

Stable and resilient profit results throughout the year; pro forma, adjusted EBITDA consistently above $400 million 3/17/2016 10 Adjusted EBITDA 2015 Pro Forma, Adjusted EBITDA Trends Adjusted EBITDA (Constant $) $ M As adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) Q4’15 an inflection point; return to profit growth with first year-over-year increase in constant currency

Pro Forma Revenue 3/17/2016 11 Q4’15 Revenue & Operating Income $ M Product sales up on 11,562 gaming machine unit shipments, including growth in North America new & expansion units and International replacement units; profit contribution impacted by mix Gaming operations relatively stable despite a lower installed base Continued momentum in global lottery same-store revenue growth Higher DoubleDown revenues reflect stronger monetization of active users Pro forma, adjusted Operating Income up 17% in constant currency on revenue growth and synergies, partially offset by revenue mix impacts; one-time items (Italy VAT credit, LMA penalties in prior year) also contributed to improvement Pro Forma Adjusted Operating Income

3/17/2016 12 Developments Q4’15 North America Gaming & Interactive Highlights Revenue $ M Key Performance Indicators Strongest quarter of machine unit sales in 2015; significant pick-up in new and expansion sales (VLTs) Total 2015 replacement sales modestly above the prior year, suggesting stabilization in ship share Signs of stability in gaming operations Wheel of Fortune Crystal Core, Quartermania and Jurassic Park Crystal Core among top performing new titles DoubleDown revenues up 5% on strong growth in average revenue per paying user and despite six fewer days Operating Income improved on higher DoubleDown profits and synergies, partially offset by revenue mix impacts Q4'15 Q4'14 Reported Pro Forma % Change Revenue 378 388 -3% Operating Income 106 104 3% DDI Social Revenue 84 79 5% Bookings per DAU ($0.00) $0.47 $0.43 9% Machine Units Shipped Q4'15 Q4'14 FY'15 FY'14 Replacement 4,406 4,831 16,993 16,877 New & Expansion 2,191 651 4,389 7,417 Total 6,597 5,482 21,382 24,294 Q4'14 Q1'15 Q2'15 Q3'15 Q4'15 Casino Installed Base 27,727 25,882 25,516 25,237 25,418

3/17/2016 13 6% same-store revenue growth on strength in instant tickets and local draw-based games; multi-state jackpots were mixed New business/wins in Canada and Colorado continued to be important contributors to growth LMA impact primarily related to Illinois penalty incurred in the prior year period Operating Income significantly higher on easier LMA comparisons and same-store revenue growth Q4’15 North America Lottery Highlights $ M Revenue Developments Key Performance Indicators Q4'15 Q4'14 Reported Pro Forma % Change Revenue 269 245 10% Operating Income 43 29 47% Same-store revenue growth Q4'15 Q4'14 FY'15 FY'14 Instants & Draw Games 7.6% 6.1% 7.6% 4.4% Multistate Jackpots -5.4% -27.2% 1.5% -24.3% Total SSR Growth 5.9% 0.3% 6.8% -0.5% Q4'14 Q1'15 Q2'15 Q3'15 Q4'15 VLT Installed Base 15,990 15,992 15,981 15,398 15,241

3/17/2016 14 Revenue increased 5% at constant currency Strong product sales growth on gaming machine replacement units, with particular strength in Latin America (Peru); includes Mexico conversion of 600 lease-to-sale units in Q4’15 Lottery product sales down on difficult comparisons with large Belgian sale in prior year period Gaming operations reflects Mexico conversion sales impact on installed base 4% lottery same-store revenue growth and new South Africa business offset by loss of Ireland Operating Income down, reflecting FX (-11%) and the mix of products and services sold during the periods Q4’15 International Highlights $ M Revenue Developments Key Performance Indicators Q4'15 Q4'14 Reported Pro Forma % Change Revenue 265 279 -5% Operating Income 55 68 -20% Machine Units Shipped Q4'15 Q4'14 FY'15 FY'14 Replacement 4,516 3,339 11,345 14,732 New & Expansion 449 707 2,432 2,443 Total 4,965 4,046 13,777 17,175 Same-store revenue growth Instants & Draw Games 5.7% 0.2% 4.5% 3.4% Multistate Jackpots -0.8% 23.5% -0.1% -3.4% Total SSR Growth 4.4% 1.7% 4.1% 2.9% Q4'14 Q1'15 Q2'15 Q3'15 Q4'15 Installed Base 10,060 10,128 10,066 9,768 9,400

Q4'15 Italy Highlights

$ M

Revenue



489
9
1
(1)
498
21
(64)
455
Q4 '14
Machine Gaming
Sports Betting
Lottery
Stability Reclass
FX
Q4 '15

Key Performance Indicators

	Q4'15 Reported	Q4'14 Pro Forma	% Change
Revenue	455	489	-7%
Operating Income	132	108	22%

	Q4'15	Q4'14	% Growth	FY'15	FY'14	% Growth
Lotto Wagers (€ mln)	1,855	1,746	6.2%	7,077	6,629	6.7%
10eLotto	1,147	1,011	13.5%	4,287	3,619	18.5%
Core	640	642	-0.3%	2,449	2,552	-4.0%
Late Numbers	68	93	-27.6%	340	459	-25.8%
S&W Wagers (€ mln)	2,391	2,436	-1.9%	9,016	9,403	-4.1%
Sports Betting Wagers	236	250	-5.9%	864	893	-3.3%
Sports Betting Payout (%)	84.6%	86.3%	-1.7 pp	83.7%	80.2%	3.5 pp

Installed Base	Q4'14	Q1'15	Q2'15	Q3'15	Q4'15
VLT - Italy Supplier (B2B)	8,392	8,529	8,465	8,439	8,291
VLT - Operator (B2C)	10,956	10,938	10,988	10,955	11,115
AWP	65,316	63,840	62,156	60,262	58,328

Developments

- Overall resilience in underlying operating trends is confirmed
- Strong Lotto wager growth, surpassing €7 billion, fueled by 10eLotto/Numero ORO
- Scratch & Win trends continue to improve on new product introductions; good performance of Christmas tickets
- Machine gaming revenues up on increased productivity and mix despite a decline in units
- Stability Law tax reclassification to operating expense
- Operating profit up 42% in constant currency, approximately half from underlying performance and expense discipline, half from favorable one-time items (catch-up VAT credit, goodwill charge in Q4'14)

3/17/2016
15

Notes: 1.) As adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) 2.) $/€ FX daily average: 1.11 in FY’15; 1.33 in FY’14 3/17/2016 16 Revenue Adjusted Operating Income FY’15 Financial Highlights (Pro Forma) Adjusted EBITDA $ M Guidance: $1.605B - $1.705B - 4% -7% -9% Capital Expenditures Guidance: $400M - $450M

3/17/2016 17 Synergy Update Run rate of actions implemented tracking three months ahead of plan Originally targeted annualized run rate of synergies to be ~$160 million by April 2016 Achieved goal in the fourth quarter of 2015 Total synergy target increased to $270 million from $230 million $230 million accrue to P&L by 2018 $40 million in capitalized savings Achieved ~$110 million in cash synergy savings in 2015 ~$95 million accrued to P&L ~$15 million in capitalized savings Savings primarily from lower personnel and procurement costs Cash restructuring charges were ~$75 million in 2015 Incremental synergies will more than offset remaining integration-related restructuring charges

3/17/2016 18 $ M Debt and Leverage Profile Note: $/€ FX: 1.12 at 6/30/15, 1.12 at 9/30/15, 1.09 at 12/31/15 Net Debt Net Debt/LTM EBITDA 12/31/15 Long-Term Debt, Less Current Portion IGT PLC Senior Notes 4,810 IGT PLC Term Loan 867 Revolving Facilities 835 Notes Due February 2018 (Legacy GTECH) 534 Notes Due June 2019 (Legacy IGT) 530 Notes Due March 2020 (Legacy GTECH) 521 Notes Due June 2020 (Legacy IGT) 127 Notes Due October 2023 (Legacy IGT) 61 Capital Securities (Legacy GTECH) 49 8,334 Current Portion of Long-Term Debt - Short-Term Borrowings - Total Debt 8,334 Cash and Cash Equivalents 627 Net Debt 7,707

3/17/2016 19 FY’15 Cash Flow Statement $ M Strong Q4’15 performance Includes approximately $160 million in one-time, transaction-related items Excludes $57 million in free cash flow from legacy IGT in the first calendar quarter of 2015 FY’15 Free Cash Flow Impacts Includes approximately $100 million from sale of non-strategic assets Cash Flow FY'15 Net Cash Flows from Operating Activities 786 Capex (Excluding IGT Acquisition) (403) Free Cash Flow 383 Debt Proceeds/(Repayment), Net 3,807 IGT Acquisition, Net of Cash Acquired (3,241) Payments to Withdrawing Shareholders (408) Dividends Paid (209) Non-Controlling Interests (60) Other - Net 73 Other Investing/Financing Activities (38) Net Cash Flow 345 Effect of Exchange Rates/Other (35) Net Change in Cash 310 Cash at End of the Period 627

3/17/2016 20 FY’15 Actual vs. Guidance Category 2015 Guidance 2015 Actual Pro Forma Adjusted EBITDA $1.605B – $1.705B $1.704B Synergies Two-thirds of $230M in annualized cost savings by April 2016 Over $110M gross synergies/$95M in P&L synergies achieved in 2015 Annualized cost savings target achieved three months ahead of plan Pro Forma CapEx $400M - $450M $429M Net Debt Below $8B $7.7B

3/17/2016 21 FY’16 Outlook: Assumes Successful Lotto Renewal 2016 adjusted EBITDA of $1.74-$1.79 billion Incremental synergies of at least $70 million Gross incremental Stability Law taxes of ~$30 million, to be mitigated by lower payout Lower contribution from Lotto, reflecting new concession terms Inclusive of FX headwind from basket of currencies (GBP, AUD, MXN, BRL) $575-$625 million in CapEx, ex-Lotto ~$500 million lottery maintenance and gaming CapEx (includes large FL investment) ~$100 million lottery growth CapEx 2016 Lotto cash outlay of at least $660 million ~$660 million upfront concession payments Timing of additional cash outflow for network and systems upgrades still to be determined Net debt of $7.7-$7.9 billion, reflecting Lotto payments Other items Cash taxes of $200-$225 million Purchase accounting of $400-$450 million Restructuring costs of ~$30 million

3/17/2016 22 Medium-Term Perspective Average, normalized free cash flow of at least $500 million annually Normalization spreads upfront Lotto and Scratch & Win payments evenly over contract terms Assumes no working capital impact [Expect to be below average in 2016 due to Lotto; significant ramp-up beginning in 2017] Leverage target of < 4.0x by 2018 Mid-teens, after-tax targeted return on investments Projects range from 10%-25% Depends on risk assessment Remunerate shareholders

APPENDIX

3/17/2016 24 Operating Income $ M Q4’15 Financial Highlights (As Reported) Adjusted EBITDA Net Debt Revenue Guidance: Below $8B As adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details)

3/17/2016 25 Note: $/€ FX daily average: 1.10 in Q4’15; 1.25 in Q4’14 $ M except EPS Q4’15 Income Statement (As Reported) % Income Statement Q4'15 Q4'14 Change Service Revenue 1,109 845 31% Product Sales 256 106 142% Total Revenue 1,365 951 44% Adjusted EBITDA 449 321 40% Operating Income 132 114 15% Interest Expense, Net (115) (74) Foreign Exchange 91 2 Other (2) (106) Financial Charges, Net (26) (178) Income Before Tax 106 (64) n.m. Net Income (Loss) 83 (150) n.m. Net Income (Loss) - Owners 74 (151) n.m. Diluted EPS 0.37 (0.87) n.m.

Reconciliation of Non-GAAP Measures

$ M

	As Reported				Legacy IGT			Pro Forma			
	2014		2015		2014		2015	2014		2015	
	Q4	FY	Q4	FY	Q4	FY	Q1	Q4	FY	Q4	FY
Service revenue	846	3,490	1,109	3,978	319	1,284	301	1,165	4,773	1,109	4,278
Product sales	106	322	256	711	131	684	99	237	1,006	256	810
Total revenue	**951**	**3,812**	**1,365**	**4,689**	**451**	**1,968**	**399**	**1,402**	**5,780**	**1,365**	**5,088**
Cost of services	596	2,324	674	2,417	122	482	116	717	2,806	674	2,534
Cost of sales	59	190	180	520	71	315	63	130	506	180	584
Selling, general and administrative	107	413	243	795	116	498	138	223	911	243	934
Research and development	27	108	85	277	63	241	63	90	350	85	340
Restructuring expense	10	24	35	77	0	0	0	10	24	35	77
Impairment loss	1	3	12	12	1	40	7	2	43	12	19
Transaction expense, net[1]	37	35	4	49	14	24	19	51	59	4	68
	837	**3,098**	**1,233**	**4,149**	**387**	**1,600**	**406**	**1,224**	**4,697**	**1,233**	**4,555**
Operating income	**114**	**715**	**132**	**540**	**63**	**368**	**(7)**	**178**	**1,083**	**132**	**533**

[1] Transaction expense (income), net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. These items are only incidentally related to our ordinary activities, are not expected to occur frequently and hinder comparability of our period-over-period performance. We believe separate identification allows users of the financial statements to take them into appropriate consideration when analyzing our performance.

3/17/2016

26

Reconciliation of Non-GAAP Measures

$ M

	As Reported				Legacy IGT			Pro Forma			
	2014		2015		2014		2015	2014		2015	
	Q4	FY	Q4	FY	Q4	FY	Q1	Q4	FY	Q4	FY
Operating income	114	715	132	540	63	368	(7)	178	1,083	132	533
Purchase accounting	20	78	110	364	7	31	7	27	109	110	372
Transaction expense, net[1]	37	35	4	49	14	24	19	51	59	4	68
Restructuring expense	10	24	35	77	0	0	0	10	24	35	77
Impairment loss	1	3	12	12	1	40	7	2	43	12	19
Adjusted Operating Income	**182**	**855**	**293**	**1,043**	**86**	**462**	**26**	**268**	**1,317**	**293**	**1,069**
Net income (loss)	(150)	100	83	(56)	35	203	(13)	(115)	303	83	(69)
Income tax expense	86	240	23	39	17	94	(4)	103	334	23	35
Other expense, net	179	375	26	557	12	71	10	190	446	26	567
Depreciation	80	324	110	370	28	123	28	108	447	110	397
Amortization	39	149	124	410	10	51	10	49	200	124	420
Service revenue amortization	30	126	27	108	0	0	0	30	126	27	108
Transaction expense, net[1]	37	35	4	49	14	24	19	51	59	4	68
Restructuring expense	10	24	35	77	0	0	0	10	24	35	77
Non-cash purchase accounting (excluding D&A)	0	0	2	23	0	0	0	0	0	2	23
Stock compensation	9	14	3	21	9	32	6	18	46	3	27
Impairment loss	1	3	12	12	1	40	7	2	43	12	19
Other	0	0	0	0	2	0	32	2	0	0	32
Adjusted EBITDA	**321**	**1,389**	**449**	**1,611**	**127**	**638**	**93**	**448**	**2,027**	**449**	**1,704**

[1] Transaction expense (income), net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses. These items are only incidentally related to our ordinary activities, are not expected to occur frequently and hinder comparability of our period-over-period performance. We believe separate identification allows users of the financial statements to take them into appropriate consideration when analyzing our performance.

3/17/2016

27

3/17/2016 28 Q4’15 Reconciliation of Non-GAAP Measures $ M Q4'15 As Adjustments Q4'15 As Reported PPA FX Restruct. Tx Cost Impair. Adjusted Total Revenue 1,365 2 - - - - 1,367 Revenue Driven Costs 854 (73) - - - - 781 Operating Expenses 328 (35) - - - - 293 Restructuring 35 - - (35) - - - Transaction Expense 4 - - - (4) - - Impairment 12 - - - - (12) - Total 1,233 (108) - (35) (4) (12) 1,074 Operating Income 132 110 - 35 4 12 293 Interest Expense (Net) (115) 4 - - - - (111) Other Expense (Net) 89 14 (91) - - - 12 Total (26) 18 (91) - - - (99) Income Before Taxes 106 128 (91) 35 4 12 194 Income Taxes 23 40 (23) 13 1 3 57 Net Income 83 88 (68) 22 3 9 137 Minority Interest 9 1 - - - - 10 Attributable to IGT 74 87 (68) 22 3 9 127 EPS - Diluted 0.37 0.63 WASO - Diluted 200.7 200.7

3/17/2016 29 Note: $/€ FX daily average: 1.11 in FY’15; 1.33 in FY’14 $ M except EPS FY’15 Income Statement (As Reported) % Income Statement FY'15 FY'14 Change Service Revenue 3,978 3,490 14% Product Sales 711 322 121% Total Revenue 4,689 3,812 23% Adjusted EBITDA 1,611 1,389 16% Operating Income 540 715 -24% Interest Expense, Net (440) (257) Foreign Exchange 6 (4) Other (123) (114) Financial Charges, Net (557) (375) Income Before Tax (17) 340 n.m. Net Income (Loss) (56) 100 n.m. Net Income (Loss) - Owners (76) 86 n.m. Diluted EPS (0.39) 0.49 n.m.

3/17/2016 30 FY’15 Reconciliation of Non-GAAP Measures $ M FY'15 As Adjustments FY'15 As Reported PPA FX Restruct. Refinan. Tx Cost Impair. Adjusted Total Revenue 4,689 16 - - - - - 4,705 Revenue Driven Costs 2,938 (245) - - - - - 2,693 Operating Expenses 1,073 (104) - - - - - 969 Restructuring 77 - - (77) - - - - Transaction Expense 49 - - - - (49) - - Impairment 12 - - - - - (12) - Total 4,149 (349) - (77) - (49) (12) 3,662 Operating Income 540 365 - 77 - 49 12 1,043 Interest Expense (Net) (440) 3 - - - - - (437) Other Expense (Net) (117) 20 (6) - 117 - - 14 Total (557) 23 (6) - 117 - - (423) Income Before Taxes (17) 388 (6) 77 117 49 12 620 Income Taxes 39 133 (4) 26 30 11 3 238 Net Income (56) 255 (2) 51 87 38 9 382 Minority Interest 20 - - - - - - 20 Attributable to IGT (76) 255 (2) 51 87 38 9 362 EPS - Diluted (0.39) 1.87 WASO - Diluted 192.4 193.6